September 26, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: Doris Stacey Gama and Alan Campbell

Re:	Cuprina Holdings (Cayman) Limited
Registration Statement on Form F-1
Initially Filed March 7, 2024, as amended
File No. 333-277731

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Cuprina Holdings (Cayman) Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,
Network 1 Financial Securities, Inc.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director Investment Banking

[Signature Page to Underwriter’s Acceleration Request Letter]